

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 19, 2008

Mr. Richard W. McCullough
Chief Financial Officer and Treasurer
Petroleum Development Corporation
120 Genesis Boulevard
Bridgeport, WV 26330

> **Re:** **Petroleum Development Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed May 23, 2007**
> **File No. 000-07246**

Dear Mr. McCullough:

    We have reviewed the above reference filing and your response letter dated
January 15, 2008 and have the following comments. Please provide a written response to
our comments. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with information so we may better understand
your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 1, Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1.   We note you have considered the indicators in EITF 99-19 in evaluating whether
      you operate as an agent in cost-plus arrangements, and have concluded that you
      should report revenues from these arrangements on the net basis. Please explain
      in greater detail how you evaluated the relative strength of each indicator when
      concluding that the indicators of net reporting overcome the indicators of gross
      reporting, including the strong indicator that you are the primary obligor in these
      arrangements.

2.   Explain whether you or the subcontractor(s) are ultimately responsible for
      providing the services desired by the customer; that is, clarify whether you or the
      subcontractor(s) are responsible for fulfillment to the customers. Explain whether
      you would be accountable for any work or services performed by the
      subcontractors that were not to the satisfaction of your customers. Explain
      whether payment to either you or the subcontractors are contingent on acceptance

provisions by your customers. Clarify whether you or the customers accept the work of the subcontractor(s).

3.   Your response states that you do not have general inventory risk as it relates to service arrangements. Please clarify whether you would be responsible for compensating your subcontractors if the customer determined that certain contract costs were not recoverable.

4.   Your response also indicates that you do not have latitude in establishing price. Please clarify your role in negotiating the prime contract with the customer and the subcontracts with the respective drilling service providers. Please clarify whether you negotiate the amount of fee that you will receive directly with the customer. In addition, clarify whether the subcontracts are negotiated with you or directly with the customer.

5.   We note that you are considered the Managing General Partner in these arrangements based on your disclosure on page 9 of the Form 10-K for the fiscal year ended December 31, 2006 and that you have discretion in supplier selection based on your response. Based on the foregoing, please clarify how you have determined that you act in the capacity of an agent (i.e., construction manager) pursuant to the guidance of paragraphs 58 and 59 of SOP 81-1. In this respect, please clarify how you have considered the fact that you have discretionary responsibility for procuring subcontractor services when concluding that you act in the capacity of an agent. Please clarify whether you have the same responsibility with respect to other contract costs.

Engineering Comments

Properties, page 24

6.   We have reviewed your response to prior comment three from our letter of December 31, 2007. Most of your noted disclosure appears to be the totals of all your properties in large regions or states and not information on specific principal properties or properties of major significance as required by Item 102 of Regulation S-K. We note the information you provided to certain investors at the IPAA OGIS conference in San Francisco on October 1, 2007 that is on your website that has detailed information and maps on the Grand Valle, Wattenberg and NECO fields. This type of information should also be included in your 10-K report as part of Item 102 disclosure. Please revise your document accordingly.

Supplemental Oil and Gas Information – Unaudited, page F-31

Net Proved Oil and Gas Reserves (Unaudited), page F-33

7.   We have reviewed your response to prior comment four. New reserves added
through exploration or as extensions are clearly the result of drilling activity. As
the total reserves added for these categories are already in the table and the
number of successful wells is provided elsewhere in the document, your
suggestion does not provide a sufficient explanation. More detailed explanations
should be provided in a footnote to the reserve table such as the amount of
reserves added in each field or major basin and the number of wells drilled that
are associated with those reserve additions. Therefore, we reissue our prior
comment.

Closing Comments

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

You may contact Chris White, Branch Chief, at (202) 551-3461 if you have
questions regarding comments on the financial statements and related matters. You may
contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about
engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant